Salient Products Corporation
1852 31st Street
San Diego, CA 92102

August 19, 2011

Jan Woo
Attorney-Advisor
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Salient Products Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed August 1, 2011
File No. 333-173508

Dear Ms. Woo:

Salient Products Corporation submits this letter to you in response to your letter of August 11, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response. We also have appended a copy of the redline version of Amendment No. 5 to the end of this letter.

COMMENT:

Risk Factors, page 8

1. We note that….

RESPONSE:

We acknowledge this comment, however, the company does not believe that a risk factor is necessary based solely on her status as “prohibited” according to OTC Markets.  This listing is on a private company’s website (which does not include any due process) and we feel that it does not present any risks to the Company or to its shareholders. Our attorney has provided herein a supplement response regarding this comment.

Securities and Exchange Commission
Page Two
August 19, 2011

COMMENT:

Our attorney is also serving as our escrow agent…, page 12

2. It appears that you continue to use mitigating language in the last sentence of your risk factor regarding the role of your escrow agent. Please refer to prior comment 3 and revise to eliminate statements that mitigate the risk factor.

RESPONSE:

We acknowledge and accept this comment and have removed “…and we believe that she will act ethically and with integrity in all such capacities.”  The last sentence now reads:

“Diane Dalmy, as our escrow agent and our attorney, is expected to act in the best interests of and fulfill her fiduciary duty to us and our investors.”

COMMENT:

Item 6. Dilution, page 14

3. We note your response to prior comment 3 and your revised disclosure regarding the net tangible book value per share after the offering. However, your discussion regarding the company’s net tangible book value, in the paragraphs preceding the table on page 14, continue to refer to the net tangible book value and related information as of February 28, 2011. In addition, the net tangible book value per share before the offering included in the table continues to reflect February 28, 2011 results. Please revise all of your Item 6 disclosures to reflect dilution information as of the most recent balance sheet included in the filing (currently May 31, 2011).

RESPONSE:

We acknowledge and accept this comment and have revised “Item 6. Dilution” section to reflect the dilution information as of the most recent balance sheet included in the filing (currently May 31, 2011).

Securities and Exchange Commission
Page Three
August 19, 2011

COMMENT:

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Balance Sheet Data, page 29

4. Revise your disclosures to indicate that your balance sheet data is as of May 31, 2011 and not March 31, 2011. Also, revise the paragraphs preceding such data to refer to May 31, 2011 and not February 28, 2011.

RESPONSE:

We acknowledge and accept this comment and have revised all dates in the Management’s Discussion and Analysis of Financial Condition and Results of Operations Balance Sheet Data to reflect May 31, 2011.

COMMENT:

Exhibit 99.2

5. We note that the Escrow Agreement filed as Exhibit 99.2 appears to be signed but undated. Please explain when the agreement was executed any why the agreement is undated.

RESPONSE:

We acknowledge and accept this comment and have dated the Escrow Agreement upon its execution as of June 1, 2011.